UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             AGU ENTERTAINMENT CORP.
                             -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   00126W 10 8
                                 --------------
                                 (CUSIP Number)

                                   Rachel Levy
                                c/o David C. Levy
                       11077 Biscayne Boulevard, Suite 100
                              Miami, Florida 33161
                                 (305) 899-6100
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                  April 1, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

-----------------------                                      -------------------
CUSIP NO.  00126W 10 8                 13D
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         Rachel Levy

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)       [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            1,300,784
     NUMBER OF     -------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,300,784
                   -------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,300,784
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------


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

ITEM 1.    SECURITY AND ISSUER.

         This statement relates to the common stock, no par value, (the "Common Stock") of AGU Entertainment Corp., a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11077 Biscayne Boulevard, Suite 100, Miami, Florida 33161.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Rachel Levy. The filing of this statement shall not be construed as an admission that for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the Rachel Levy is the beneficial owner of any securities covered by this statement, or that this schedule is required to be filed by such person.

         (b) The residential address for Rachel Levy is 7014 DelCorso Lane, Delray, Florida 33446.

         (c) Not Applicable.

         (d) Criminal Convictions. During the last five years, Rachel Levy has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, Rachel Levy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Rachel Levy is a resident of the State of Florida and a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

         The shares of the Issuer to which this statement relates were acquired by Rachel Levy, who is the mother of the Issuer's chief executive officer, David
C. Levy, in a transaction involving a stock exchange between the Issuer and Pyramid Music Corp., now a wholly-owned subsidiary of the Issuer. As a result of the stock exchange, the former shareholders of Pyramid Music Corp., which includes Rachel Levy, held 80% of the issued and outstanding shares of Common Stock as of and on April 1, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

         Rachel Levy has no present plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;


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

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Rachel Levy beneficially owns 1,300,784 shares of Common Stock, which represents 6.1% of the outstanding Common Stock:(1)

         (b) Rachel Levy has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, all shares of Common Stock that she owns beneficially.

         (c) No purchases or sales of Common Stock have been made by Rachel Levy within the past 60 days.

         (d) No person, other than Rachel Levy, has the right to receive or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that she owns beneficially.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


---------
(1) Based upon 21,153,076 shares of Common Stock outstanding as of March 17, 2004 as reported in the Issuer's Schedule 14F-1 filed with the Securities and Exchange Commission on March 18, 2004.

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

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ Rachel Levy                                          Date:  October 6, 2004
------------------------------
Rachel Levy




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